[Bankrate Letterhead]

June 6, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Bankrate, Inc.
Registration Statement on Form S-1
Filed April 15, 2011
File No. 333-173550

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (“Registration Statement”). As previously requested by Mr. Charles Lee, two courtesy copies of such Amendment marked to show changes from Amendment No. 2 to the Registration Statement as filed on May 31, 2011 are also enclosed. A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated June 2, 2011, from the staff of the Commission (the “Staff”). The Company has also included in the Amendment the price range and other information derivative of the price range.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All page references in the responses set forth below refer to pages of the Amendment.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 6, 2011

Prospectus Summary, page 1

1.	Staff’s Comment: Please disclose, in this section and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” the details regarding the revolving credit facilities that are discussed in “Description of Indebtedness—Revolving Credit Facilities.”

Response: In response to the Staff’s comment, we have revised pages 6, 7 and 72 of the Amendment to provide information on the revolving credit facilities and have expanded the discussion of such facilities on pages 126 and 127 of the Amendment based on further developments since May 31, 2011.

Compensation Discussion and Analysis, page 96

Compensation Program Following the Offering, page 103

Grant of Equity Awards, page 103

2.	Staff’s Comment: Please disclose whether the vesting schedule for the restricted stock granted to Messrs. Evans, DiMaria, Hoogterp, Ricciardelli and Ross will be one year or two years.

Additionally, please also clarify whether the vesting schedule for the options is ratably or non-ratably over four years, and if the latter, then disclose the specific vesting schedule. Please also clarify how the exercise price for the options will be determined.

Response: In response to the Staff’s comment, we have revised page 103 of the Amendment to provide additional detail on the vesting schedule of the restricted stock and options and to further update the disclosures regarding the Company’s planned equity grants.

Principal and Selling Stockholders, page 116

3.	Staff’s Comment: Please disclose via footnote how the stockholders identified under “Other Selling Stockholders” in the beneficial ownership and selling stockholders table acquired their shares.

Response: In response to the Staff’s comment, we have revised pages 117 and 118 of the Amendment to disclose how the “Other Selling Stockholders” acquired their shares.

*        *        *        *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 6, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,
/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019